Filed Pursuant to Rule 424(b)(3)

Registration Number 333-239300

MERIT LIFE INSURANCE CO.

BANYAN

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

Supplement Dated May 15, 2023

to the Prospectus Dated May 1, 2023

This supplement updates certain information contained in the above-referenced prospectus for Banyan, the Fixed Contingent Deferred Annuity Contract (the “Contract”) issued by Merit Life Insurance Co. (the “Company”). Please read this supplement carefully and retain it with the prospectus for future reference.

Redomestication

Effective May 8, 2023, the Company changed its state of domicile from Texas to Oklahoma. As a result, the Company has become an Oklahoma life insurance company and its primary state insurance regulator is now the Oklahoma Insurance Department. The Company remains subject to the rules and regulations of the other states in which it is licensed.

The Company’s redomestication has not impacted the rights of Contract owners or the Company’s obligations under the Contract. Nor has it significantly changed the regulatory standards to which the Company is subject. The Company redomesticated primarily to align the Company’s domiciliary state regulator with that of its parent company.

Our Structure

The following reflects recent changes in the Company’s organizational structure and replaces the organizational chart included under “Business – Our Structure”:

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